Exhibit 99.7

IBM Announces Agreement to Acquire Cognos Announcement Overview Analyst briefing Ambuj Goyal, General Manager, IBM Information Management Rob Ashe, CEO, Cognos Incorporated November 12, 2007

What Are We Announcing IBM has signed an agreement to acquire Cognos, an industry leader in business intelligence and performance management, for $5 billion USD 2 Acquisition is subject to shareholder and regulatory approvals and customary closing conditions and is anticipated to close in 1Q 2008. Until the acquisition closes, IBM and Cognos Incorporated will continue to conduct business as separate companies. Business Intelligence is the top priority for CIOs and Performance Management is a top priority for CFOs, driving a requirement for a common platform to improve overall enterprise performance Cognos provides the only complete, integrated, open standards-based platform for turning data into actionable insight for business intelligence and performance management, and best leverages SOA to deliver greater agility Together, IBM and Cognos will become the leading provider of technology and services for Business Intelligence and Performance Management, delivering the industry’s most complete, open standards based platform with the broadest range of expertise to help our clients expand the value of their information, optimize their business processes and maximize performance across the enterprise The acquisition of Cognos accelerates IBM’s Information on Demand initiative to unlock the business value of information for our clients – IBM will provide broader reach for Cognos solutions across multiple industries and geographies with a more complete, integrated set of offerings including services, hardware, and other middleware software

Why Cognos? 15 year partnership with extensive technical integrations and several joint solutions already available Cognos provides the most complete technology synergies, including market leading support for SOA Minimal overlap in products and technology, unlike most other acquisitions in this market Strong history of supporting heterogeneous application environments, consistent with core IBM strategy Extends IBM reach further into CFO office with powerful financial planning and consolidation capabilities

With Cognos, IBM will become the Leading Provider of Business Intelligence Technology and Services What is Required for BI and Performance Management? IBM is the leading provider of Business Intelligence services Expertise and Services IBM is the leading provider of Information Integration and Master Data Management Accurate, Trusted Information IBM is the leading provider of servers and storage for Business Intelligence Reliable, Scalable Hardware Cognos is a leading provider of BI and Performance Management software BI and Performance Management Software Synergies will Accelerate Delivery of Cognos Solutions and Extend the Value of IBM +

REVENUE ($M) 12% CAGR 1,075 - 1,100 Est. 979 878 825 683 FY04 FY05 FY06 FY07 FY08* Strong financial performance Trailing 4Q revenue of $1.021 billion USD (not including Applix) *Fiscal Year ends February 2008 A Global Leader in Business Intelligence and Performance Management

A Global Leader in Business Intelligence and Performance Management Proven success Established in 1969 Headquartered in Ottawa, Canada 25,000+ customers 80% of Fortune 1000 Strong channel network of 3,000+ partners Cognos employees – a competitive advantage 4,000+ employees 1,000+ strong R&D team 2,000+ customer-facing field force

Global Leaders use Cognos for Business Intelligence and Performance Management 19 of the top 20 consumer packaged goods companies 25 of the top 30 pharmaceutical firms All top 10 automakers 19 of the top 20 U.S. and European banks 325+ retail chains worldwide 1,500+ government and education organizations

Cognos Business Intelligence and Performance Management One Platform, One Architecture Industry and Functional Solutions Complete Coverage of all capabilities Enterprise-Class SOA Platform

Together, Cognos and IBM will Provide Greater Value Greater Simplicity Integrated solution for unlocking the business value of information Reduced administration and faster deployment Enhanced, single point of worldwide support Maintains Openness and Flexibility Support for open standards Flexibility to continue leveraging heterogeneous information systems Ability to deliver insights to multiple applications and processes Ultimate Scalability and Growth Ability to address widest range of requirements Most scalable Information Management, BI and Performance Management platforms, with proven benchmarks Broadest Expertise A unique synthesis of industry, functional and technology skills Access to the largest number of BI practitioners around the world, who can provide leading-edge thinking and best practices

Joint Success at Canadian Tire Business Need Complexity integrating applications and sharing information Speed up the launch of new services and drive innovation Ineffective and inefficient enterprise business reporting Solution IBM Expertise and Services Cognos BI and Performance Management Tools IBM Information Integration, Data Warehouse and Industry Models IBM Servers and Storage Key Benefits Resolved data inconsistencies and improved application integration Accelerated time to market for new services Strengthened compliance and reporting processes

Joint Success at BCBS Tennessee Business Need Several thousand providers involved in multiple health care programs with information distributed across multiple systems Provide sales and customer service with a single view of all information about a health care provider Solution Cognos BI and Performance Management Tools IBM Information Integration, Data Warehouse and ECM IBM Servers and Storage Key Benefits Single view into all “revenue” for a provider and relevant content available to sales during negotiations Real-time delivery of provider information and prior customer issues directly to call center agents to improve support

Integration Plan Upon successful acquisition close: Cognos will be established as a new unit of IBM’s Information Management division focused on BI and performance management Cognos President and CEO Rob Ashe will lead the new unit, reporting directly to Ambuj Goyal, General Manager, IBM Information Management The Cognos management team will join IBM and maintain leadership roles IBM will accelerate investment in and drive continued innovation across Cognos business intelligence and performance management offerings IBM will extend existing integrations with vision led innovation for continued thought leadership Cognos customers will benefit from the increased investment, global reach and improved support available as part of IBM IBM will maintain and expand the robust Cognos partner network IBM will continue to support and enhance use of Cognos products with heterogeneous information systems

Summary IBM has signed an agreement to acquire Cognos, a leading provider of business intelligence and performance management This acquisition is another key step in IBM’s Information On Demand initiative to help customers unlock the business value of information Together, IBM and Cognos will become the leading provider of technology and services for BI and Performance Management, delivering the industry’s most complete, open standards-based platform with the broadest range of expertise to help our clients expand the value of their information, optimize their business processes and maximize performance across the enterprise This deal is expected to close in 1Q 2008, subject to shareholder and regulatory approvals and customary closing conditions – until the acquisition closes, IBM and Cognos will continue to conduct business as separate companies IBM will announce a more detailed integration plan soon after closure

Cautionary Statement Regarding Forward-Looking Statements Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the arrangement; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos proxy circular. SHAREHOLDERS OF Cognos ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING Cognos PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available. Participants in Solicitation IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.